Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio)

The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated.

	Period Ended
	June 30,	December 31,
	2017	2016	2015	2014	2013	2012

Earnings:
Pre-tax income (loss) from continuing operations	$(118,753)	$(139,189)	$73,714	$(461,985)	$(589,978)	$(111,785)
Fixed charges	26,128	50,071	46,122	51,301	85,047	61,802
Amortization of capitalized interest	7,428	15,006	14,965	16,643	17,580	11,135
Income tax expense (benefit)	142	(6,543)	1,392	881	1,138	413
Loss in equity investee	—	—	—	—	634	335
Less: interest capitalized	(8,382)	(13,987)	(10,140)	(7,945)	(17,097)	(40,116)
Total earnings	$(93,437)	$(94,642)	$126,053	$(401,105)	$(502,676)	$(78,216)

Fixed Charges:
Interest expensed	$17,678	$35,952	$35,854	$43,233	$67,828	$21,506
Estimated interest component of rental expense(1)	68	132	128	123	122	180
Interest capitalized	8,382	13,987	10,140	7,945	17,097	40,116
Total Fixed Charges	$26,128	$50,071	$46,122	$51,301	$85,047	$61,802

Ratio of Earnings to Fixed Charges	*	*	2.73	*	*	*

Excess of fixed charges over earnings	$119,565	$144,713	N/A	$452,406	$587,723	$140,018

* For these periods, earnings were inadequate to cover fixed charges.

(1) Represents our estimate of the interest component of noncancelable operating lease rental expense.

The ratios were computed by dividing earnings by fixed charges. For this purpose:

•                  The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.